March 24, 2026

Reza Taleghani
Chief Financial Officer
Under Armour, Inc.
101 Performance Drive
Baltimore, Maryland 21230

       Re: Under Armour, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Filed May 22, 2025
           File No. 001-33202
Dear Reza Taleghani:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing